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                               October 17, 2022

       Kevin A. Richardson, II
       Chief Executive Officer
       SANUWAVE Health, Inc.
       3360 Martin Farm Road, Suite 100
       Suwanee, Georgia 30024

                                                        Re: SANUWAVE Health,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 4,
2022
                                                            File No. 333-267731

       Dear Kevin A. Richardson, II:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note that your common stock is quoted on the OTC Pink market and you state that selling
stockholders may sell their shares at prevailing market prices. Please note that
                                                        the OTC Pink market is
not an established public trading market into which a selling stockholder may offer
and sell shares at other than a fixed price. Accordingly, please revise your disclosure
throughout to disclose a fixed price at which the selling
                                                        stockholders will offer
and sell shares until your shares are listed on a national securities exchange or quoted on
the OTC Bulletin Board, OTCQX, or OTCQB, at which time they
                                                        may be sold at
prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.
 Kevin A. Richardson, II
FirstName LastNameKevin
SANUWAVE      Health, Inc. A. Richardson, II
Comapany
October 17,NameSANUWAVE
            2022               Health, Inc.
October
Page 2 17, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Benjamin Richie at 202-551-7857 or Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Ben A. Stacke